SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	May	2023
Commission File Number	001-37400
Shopify Inc.
(Translation of registrant’s name into English)
151 O’Connor Street, Ground Floor Ottawa, Ontario, Canada K2P 2L8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibits

99.1    Shopify Inc. – Interim Financial Statements for the First Quarter ended March 31, 2023

99.2    Shopify Inc. – Interim Management’s Discussion and Analysis for the First Quarter ended March 31, 2023

99.3    Shopify Inc. – Form 52-109F2 Certificate of Interim Filings by CEO (pursuant to Canadian regulations)

99.4    Shopify Inc. – Form 52-109F2 Certificate of Interim Filings by CFO (pursuant to Canadian regulations)

Exhibits 99.1 and 99.2 of this Report on Form 6-K are incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission (the “SEC”) on September 9, 2022 (File No. 333-267353), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the SEC on May 29, 2015 (File No. 333-204568), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the SEC on May 12, 2016 (File No. 333-211305), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the SEC on October 17, 2019 (File No. 333-234241), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the SEC on July 28, 2021 (File No. 333-258230), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the SEC on July 21, 2022 (File No. 333-266243), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the SEC on September 9, 2022 (File No. 333-267364).

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shopify Inc.
(Registrant)
Date:	May 4, 2023	By:	/s/ Jessica Hertz
Name: Jessica Hertz Title: General Counsel and Corporate Secretary